UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

American Residential Properties, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

02927E303
(CUSIP Number)

JONATHAN LITT
LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC
1 Landmark Square, 7th Floor
Stamford, Connecticut 06901
(203) 987-5827

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 02927E303

1	NAME OF REPORTING PERSON Land & Buildings Capital Growth Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,470,875
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,470,875
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,470,875*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON PN

____________________
* Includes Shares beneficially owned by Land & Buildings Absolute Value LLC for which Land & Buildings Capital Growth Fund, LP is the sole member.

CUSIP NO. 02927E303

1	NAME OF REPORTING PERSON L & B Real Estate Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 585,200
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 585,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 585,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 02927E303

1	NAME OF REPORTING PERSON Land & Buildings GP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,056,075
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,056,075
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,056,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 02927E303

1	NAME OF REPORTING PERSON Land & Buildings Absolute Value LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 422,100
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 422,100
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 422,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 02927E303

1	NAME OF REPORTING PERSON Land & Buildings Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,378,149
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,378,149
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,378,149*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%*
14	TYPE OF REPORTING PERSON IA

____________________
*Includes Shares of a managed account for which Land & Buildings Investment Management, LLC is the investment advisor.

CUSIP NO. 02927E303

1	NAME OF REPORTING PERSON Jonathan Litt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,378,149
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,378,149
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,378,149*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%*
14	TYPE OF REPORTING PERSON IN

____________________
*Includes Shares of a managed account for which Land & Buildings Investment Management, LLC is the investment advisor.

CUSIP NO. 02927E303

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.01 par value per share (the “Shares”), of American Residential Properties, Inc., a Maryland corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 7047 East Greenway Parkway, Suite 350, Scottsdale, Arizona 85254.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Land & Buildings Capital Growth Fund, LP, a Delaware limited partnership (“L&B Growth”), with respect to the Shares directly and beneficially owned by it;

(ii)
L & B Real Estate Opportunity Fund, LP, a Delaware limited partnership (“L&B Opportunity”), with respect to the Shares directly and beneficially owned by it, and as the sole member of Land & Buildings Absolute Value LLC;

(iii)	Land & Buildings Absolute Value LLC, a Delaware limited liability company (“L&B Value”), with respect to the Shares directly and beneficially owned by it;

(iv)	Land & Buildings GP LP, a Delaware limited partnership (“L&B GP”), as the general partner of each of L&B Growth, L&B Opportunity, and L&B Value;

(v)
Land & Buildings Investment Management, LLC, a Delaware limited liability company (“L&B Management”), as the investment manager of each of L&B Growth, L&B Opportunity and L&B Value, and the investment advisor of a certain managed account (the “L&B Account”); and

(vi)	Jonathan Litt, as the managing principal of L&B Management.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of L&B Growth, L&B Opportunity, L&B Value, L&B GP, L&B Management, and Mr. Litt is 1 Landmark Square, 7th Floor, Stamford, Connecticut 06901.

(c)           The principal business of each of L&B Growth, L&B Opportunity, and L&B Value is serving as a private investment fund.  The principal business of L&B GP is serving as the general partner of each of L&B Growth and L&B Opportunity.  The principal business of L&B Management is serving as the investment manager of each of L&B Growth, L&B Opportunity, and L&B Value, and as the investment advisor of L&B Account.  Mr. Litt serves as the managing principal of L&B Management.

CUSIP NO. 02927E303

(d)           No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Litt is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of L&B Growth, L&B Opportunity, L&B Value and L&B Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 1,470,875 Shares beneficially owned by L&B Growth is approximately $24,152,161, excluding brokerage commissions.1 The aggregate purchase price of the 585,200 Shares beneficially owned by L&B Opportunity is approximately $9,480,669, including brokerage commissions.  The aggregate purchase price of the 422,100 Shares beneficially owned by L&B Value is approximately $6,776,212, excluding brokerage commissions.  The aggregate purchase price of the 322,074 Shares held in the L&B Account is approximately $5,203,651, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons believe that the Issuer is trading at a significant discount to its net asset value largely as a result of poor operational performance, an insufficient scale and the lack of a clear strategic plan.  Further, the Reporting Persons believe management missteps and a lack of effective oversight by the Issuer’s board of directors (the “Board”) are at the root of the inferior operating performance, inadequate strategic plan and poor total shareholder returns.  Accordingly, if the Issuer fails to provide a clear path to improving operational and financial performance, then the Reporting Persons anticipate nominating director candidates to the Board.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

____________________
1  The aggregate purchase price of the 1,470,875 Shares beneficially owned by L&B Growth includes the aggregate purchase price of the Shares beneficially owned by L&B Growth, as the sole member of L&B Value.

CUSIP NO. 02927E303

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 32,211,326 Shares outstanding, as of November 3, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2015.

A.	L&B Growth

As of the close of business on November 27, 2015, L&B Growth beneficially owned 1,470,875 Shares, which includes the 422,100 Shares beneficially owned by L&B Growth, as the sole member of L&B Value.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,470,875
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,470,875

(c)	The transactions in the Shares by L&B Growth during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

B.	L&B Opportunity

(a)	As of the close of business on November 27, 2015, L&B Opportunity beneficially owned 585,200 Shares.

Percentage: Approximately 1.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 585,200
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 585,200

(c)	The transactions in the Shares by L&B Opportunity during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

C.	L&B Value

(a)	As of the close of business on November 27, 2015, L&B Value beneficially owned 422,100 Shares.

Percentage: Approximately 1.3%

CUSIP NO. 02927E303

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 422,100
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 422,100

(c)	The transactions in the Shares by L&B Value during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

D.	L&B GP

(a)	As of the close of business on November 27, 2015, L&B Value beneficially owned 422,100 Shares.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 422,100
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 422,100

(c)	The transactions in the Shares by L&B Value during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

E.	L&B Management

(a)
L&B Management, as the investment manager for each of L&B Growth, L&B Opportunity, L&B Value, and as the investment advisor of L&B Account, may be deemed the beneficial owner of the (i) 1,470,875 Shares owned by L&B Growth, (ii) 585,200 Shares of L&B Opportunity, (iii) 422,100 Shares owned by L&B Value, and (iv) 322,074 Shares held in the L&B Account.2

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 2,378,149
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,378,149
4. Shared power to dispose or direct the disposition: 0

(c)
L&B Management has not entered into any transaction in the Shares during the past sixty (60) days.  The transactions in the Shares on behalf of each of L&B Growth, L&B Opportunity, L&B Value, and L&B Account during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

__________________
2  The 1,470,875 L&B Growth Shares include the Shares beneficially owned by L&B Value, as the sole member of L&B Value.

CUSIP NO. 02927E303

F.	Jonathan Litt

(a)
Mr. Litt, as the managing principal of L&B Management, the investment manager for each of the L&B Growth, L&B Opportunity, L&B Value, and as the investment advisor of L&B Account, may be deemed the beneficial owner of the (i) 1,470,875 Shares owned by L&B Growth, (ii) 585,200 Shares of L&B Opportunity, (iii) 422,100 Shares owned by L&B Value, and (iv) 322,074 Shares held in the L&B Account.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,378,149
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,378,149

(c)
Mr. Litt has not entered into any transaction in the Shares during the past sixty (60) days.  The transactions in the Shares on behalf of each of L&B Growth, L&B Opportunity, L&B Value, and L&B Account during the past sixty (60) days are set forth in Schedule A and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 27, 2015 the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Land & Buildings Capital Growth Fund, LP, L&B Real Estate Opportunity Fund, LP, Land & Buildings Absolute Value LLC, Land & Buildings GP LP, Land & Buildings Investment Management, LLC, and Jonathan Litt, dated November 27, 2015.

CUSIP NO. 02927E303

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 27, 2015

Land & Buildings Capital Growth Fund, LP

By:	Land & Buildings Investment Management, LLC Investment Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

L&B Real Estate Opportunity Fund, LP

By:	Land & Buildings Investment Management, LLC Investment Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

Land & Buildings Absolute Value LLC

By:	Land & Buildings Investment Management, LLC Investment Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

Land & Buildings GP LP

By:	L&B GP LLC
General Partner

By:	Land & Buildings Investment Management, LLC Manager

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Manager

CUSIP NO. 02927E303

Land & Buildings Investment Management, LLC

By:	/s/ Jonathan Litt
	Name:	Jonathan Litt
	Title:	Managing Principal

/s/ Jonathan Litt
Jonathan Litt

CUSIP NO. 02927E303

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

LAND & BUILDINGS CAPITAL GROWTH FUND, LP

24,000	16.6624	09/16/2015
16,000	16.9843	09/17/2015
120,600	15.6267	11/05/2015
110,500	15.4341	11/06/2015
60,400	14.9347	11/09/2015
60,400	14.8727	11/10/2015
60,400	14.8299	11/11/2015
15,600	15.2121	11/16/2015
9,800	15.6814	11/17/2015
4,554	15.8317	11/18/2015
6,746	15.9761	11/19/2015
175	16.2883	11/20/2015

L&B REAL ESTATE OPPORTUNITY FUND, LP

102,882	17.2600	09/30/2015
55,118	17.1540	09/29/2015
33,849	15.6267	11/05/2015
30,951	15.4341	11/06/2015
16,900	14.9347	11/09/2015
16,900	14.8727	11/10/2015
16,900	14.8299	11/11/2015
55,600	15.2121	11/16/2015
39,900	15.6814	11/17/2015
31,600	15.8317	11/18/2015
46,400	15.9761	11/19/2015
34,300	16.2883	11/20/2015
26,600	16.4964	11/23/2015
31,900	16.5559	11/24/2015
45,400	16.7342	11/25/2015

LAND & BUILDINGS ABSOLUTE VALUE LLC

66,900	15.2121	11/16/2015
50,600	15.6814	11/17/2015
40,800	15.8317	11/18/2015
60,000	15.9761	11/19/2015
54,700	16.2883	11/20/2015
61,400	16.4964	11/23/2015
61,100	16.5559	11/24/2015
26,600	16.7342	11/25/2015

CUSIP NO. 02927E303

LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC 3

1,583	16.6624	09/16/2015
10,937	16.9843	09/17/2015
87,900	17.0707	10/05/2015
54,300	15.6267	11/05/2015
49,800	15.4341	11/06/2015
22,700	14.9347	11/09/2015
22,700	14.8727	11/10/2015
22,700	14.8299	11/11/2015
1,900	15.2121	11/16/2015
600	15.6814	11/17/2015

____________________
3  These Shares are directly held in a managed account for which Land & Buildings Investment Management, LLC is the investment advisor.